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FOR IMMEDIATE RELEASE

NASA RECOGNIZES MICROMEM CTO DR. CYNTHIA KUPER WITH A SPACE ACT AWARD

Award Highlights Dr. Kuper's Contribution to NASA's Aeronautical and Space Goals

Listing: NASD OTC-Bulletin Board – Symbol: "MMTIF"
Shares issued: 64,094,449 (as of August 2, 2005)
SEC File No: 0-26005

TORONTO, CAN, August 4, 2005 – NASA has recognized Dr. Cynthia Kuper, chief technical officer of Micromem Technologies Inc. (OTC-BB:MMTIF) a Toronto-based developer of magnetic random access memory (MRAM), with a Space Act Award for her contribution to the characterization and application of carbon nanotubes.

Carbon nanotubes are long cylindrical carbon molecules with properties that make them potentially useful in extremely small scale electronic and mechanical applications. They exhibit unusual strength and unique electrical properties, and are efficient conductors of heat. Nanotube composites may yield incredible properties, potentially sufficient to allow the building of such things as intelligent materials with self-healing properties, artificial muscles, ultrahigh-speed flywheels, and more.

"We are extremely proud to have Dr. Kuper's technical skills recognized by NASA" said Joe Fuda, CEO, Micromem Technologies Inc., "Her work with nanotechnology helps spotlight Micromem's MRAM development and helps actively position the company to explore partnerships to accelerate the development and availability of commercial MRAM products."

Computer storage devices using nanotubes are currently in the development stages. Both high speed non-volatile memories which can be used to replace nearly all solid state memory in computers today, and high density storage that may replace hard drives, are being developed. Micromem is developing non-volatile memory systems for near-term low density applications like RFID. The company's technology can lower costs of MRAM and provide superior performance.

NASA's 17-member Inventions and Contributions Board is a major contributor in rewarding outstanding scientific or technical contributions sponsored, adopted, supported, or used by NASA which are significant to aeronautics and space activities. The charter of the ICB is specified in the Space Act of 1958, which is the legislation under which NASA was created. The Board is chaired by the NASA Chief Engineer, and its members selected for minimum three year terms by the NASA Administrator.

The composition of the board reflects NASA's finest technical talent whose expertise covers more than 40 fields of science and technology. Over the past 47 years, the ICB has issued over 89,000 awards to NASA and its contractor employees, as well as to other government, university, and industry personnel.

About Micromem Technologies Inc.
Since 2000, Micromem (OTC-BB:MMTIF) has been devoted to the development of MRAM technology. Once fully developed, this technology will be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be Micromem's first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and the Ontario Centers of Excellence (OCE), Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) OCE program.

Forward-Looking Statements
This press release contains forward-looking information. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties which are disclosed in the Company's SEC reports, including the Form 10K for the year ended December 31, 2003 and the Form 10Q for the quarter September 30, 2004.

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